File No. 333-_______

As filed with the Securities and Exchange Commission on October 10, 2014

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF

UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.	Exact name of trust: ADRPLUS Funds Trust, Series 7

B.	Name of depositor: Precidian ADRs LLC

C.	Complete address of depositor’s principal executive offices: Precidian ADRs LLC 350 Main Street, Suite 9 Bedminster, New Jersey 07921-2689

D.	Name and complete address of agent for service: Mark Criscitello Precidian ADRs LLC 350 Main Street, Suite 9 Bedminster, New Jersey 07921-2689

	Copy to: George Simon, Esq. Foley & Lardner LLP 321 North Clark Street, Suite 2800 Chicago, IL 60654-5313	Peter Fetzer, Esq. Foley & Larder LLP 777 East Wisconsin Avenue Milwaukee, WI 53202-5306

It is proposed that this filing will become effective (check appropriate box):

☐ immediately upon filing pursuant to paragraph (b)

☐ on (date) pursuant to paragraph (b)

☐ 60 days after filing pursuant to paragraph (a)(1)

☐ on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E.	Title of securities being registered: An indefinite number of units of beneficial interest pursuant to Rule 24f-2 under the Investment Company Act of 1940.

F.	Approximate date of proposed public offering: Immediately upon effectiveness.
☐ Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

.	The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated October 10, 2014,

Subject to Completion

[ADRPLUS FUNDS LOGO]

ADRPLUS Funds Trust, Series 7

BNY Mellon Royal Dutch Shell PLC A ADRPLUS

Dated [_____] [___], 2014

You should read both Part A and Part B of this prospectus and retain them for future reference.

The Securities and Exchange Commission has not
approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

BNY Mellon Royal Dutch Schell PLC A ADRPLUS

Prospectus Part A

Dated [____], 2014

OVERVIEW

ADRPLUS Funds Trust, Series 7, is a unit investment trust that consists of BNY Mellon Royal Dutch Shell PLC A ADRPLUS (the “Trust” or the “Fund”). Precidian ADRs LLC (the “Sponsor”) serves as the Sponsor of the Fund.

The Trust is scheduled to terminate in approximately 99 years from the inception date.

INVESTMENT OBJECTIVE

The investment objective of the Fund is to provide investment results that correspond generally, before fees and expenses, to the price and yield performance of Royal Dutch Shell PLC A (ADR), hedged against fluctuations in the exchange rate between the U.S. dollar and the Euro.

PRINCIPAL INVESTMENT STRATEGY

The Fund holds receipts representing American Depositary Shares of Royal Dutch Shell PLC A (the “Portfolio Securities”), plus currency hedge exposure in the form of a currency hedge contract (“Currency Hedge Contract”). The Currency Hedge Contract is with The Bank of New York Mellon (“BNY Mellon”) as principal and/or agent for other parties. The notional value of the Currency Hedge Contract is adjusted daily based on the current value of the Portfolio Securities.

The Currency Hedge Contract will minimize the impact of fluctuations in the exchange rate between the U.S. dollar and the Euro (“Local Currency”). The Currency Hedge Contract will mature upon the termination of the Trust and will provide that the notional amount will vary day to day based upon the value of the Portfolio Securities on that day as expressed in the Local Currency. The Currency Hedge Contract has been structured by the Sponsor to enable the Trust to meet grantor trust status under the Internal Revenue Code.

On each Business Day (as defined herein), the Currency Hedge Contract will be marked to market based on the notional value of the Currency Hedge Contract as of the close of business on the prior Business Day and the change in the value of the Local Currency in relation to the U.S. dollar (“Exchange Rate”) from the prior Business Day to the current Business Day. The Exchange Rate will be established by an independent pricing service. This mark to market amount, expressed in U.S. dollars, will be used to calculate the Trust’s net asset value (“NAV”).

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At least once per month or when the accumulated mark to market payments exceed a threshold specified in the Currency Hedge Contract, either the Trust or the counter-party to the Currency Hedge Contract (“Counter-Party”) will reduce the mark to market amount approximately to zero by transferring assets to the other party. It is anticipated that, if the Counter-Party owes the Trust money, it will transfer Portfolio Securities to the Trust with a value approximately equal to the mark to market imbalance. If the Trust owes the Counter-Party money, it will transfer U.S. dollars to the Counter-Party. In order to obtain this amount of cash, the Sponsor may instruct the Trust’s custodian to sell Portfolio Securities.

As a result of these mark to market payments, the ratio of Portfolio Securities to shares of the Fund (“Shares”) will vary over time. For example, upon formation, Fund Shares might be equal to an ADR representing one American Depositary Share. If the mark to market payments would require the Trust to sell ADRs in order to make a payment to the Counter-Party, each Fund Share would equal less than one American Depositary Share. Conversely, if mark to market accruals were to require the Counter-Party to transfer ADRs to the Trust, each Fund Share would represent more than one American Depositary Share.

PRINCIPAL RISKS

As with all investments, you may lose some or all of your investment in the Fund. Shares of the Fund are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Fund’s investment objective will be achieved. The Fund also might not perform as well as expected.

General Risks

See “Investment Risks” in Part B of the Prospectus for general risks to which the Trust is subject. For information regarding risks of investing in securities of Royal Dutch Shell PLC A please see the public filings of Royal Dutch Shell PLC A, which may be reviewed and copied at the SEC’s Public Reference Room (100 F Street, N.E., Washington, D.C. 20549) or on the EDGAR Database on the SEC’s website (http://www.sec.gov).

Risks of Investing in the European Union

The European Union may be subject to political and economic risk, among others. Any of these risks, individually or in the aggregate, can impact an investment made in the European Union.

Economic Risk. A number of countries in Europe have experienced severe economic and financial difficulties. Many non-governmental issuers, and even certain governments, have defaulted on, or been forced to restructure, their debts; many other issuers have faced difficulties obtaining credit or refinancing existing obligations; financial institutions have in many cases required government or central bank support, have needed to raise capital, and/or have been impaired in their ability to extend credit; and financial markets in Europe and elsewhere have experienced extreme volatility and declines in asset values and liquidity. These difficulties may continue, worsen or spread within and without Europe. Responses to the

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financial problems by European governments, central banks and others, including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences.

Political Risk. One or more countries may abandon the Euro, the common currency of the European Union, and/or withdraw from the European Union. The impact of these actions, especially if they occur in a disorderly fashion, is not clear but could be significant and far-reaching including adversely impacting market values of various other securities and currencies, redenomination of certain securities into less valuable local currencies and more volatile and illiquid markets.

Currency Risk. The price of Euro has fluctuated widely over the past several years, and volatility has increased in recent months, possibly due, in part, to concern over the sovereign debt levels of certain European Union members and the potential impact of this debt on the composition of the European Union members in the eurozone and the value of the Euro.

Exchange Rate Risk. Foreign exchange rates are influenced by the factors identified immediately above and may also be influenced by: changing supply and demand for a particular currency; monetary policies of governments (including exchange control programs, restrictions on local exchanges or markets and limitations on foreign investment in a country or on investment by residents of a country in other countries); changes in balances of payments and trade; trade restrictions; and currency devaluations and revaluations. Also, governments from time to time intervene in the currency markets, directly and by regulation, in order to influence prices directly. These events and actions are unpredictable. The resulting volatility in the US Dollar/Euro exchange rate could materially and adversely affect the performance of the Trust.

FEE TABLE

The table below describes the fees and expenses that you may pay if you buy and hold Shares of the Fund. The fees and expenses of the Fund are accrued daily and reflected in the NAV of the Fund.

Shareholder Transaction Expenses(a)
Creation Transaction Fee
Outside NSCC(b) Up to $[___]
Redemption Transaction Fee
Outside NSCC(c) Up to $[___]

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Annual Fund Operation Expenses (expenses that are deducted from Fund assets) Based on estimated Fund expenses for the fiscal year ending [_____] [___], 2014 (as a percentage of average net assets
Trustee Fees [___]%
License Fees [___]%
Marketing Expenses [___]%
Other Operating Expenses [___]%
Total Expenses [___]%

(a)	Only investors purchasing or redeeming Shares in Creation Units will pay the transaction expenses described in Part I of the Fees and Expenses Table. Shareholders purchasing Shares in the secondary market will incur customary brokerage commissions and charges and may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction.

(b)	The creation transaction fee is the same regardless of the number of Creation Units being purchased pursuant to any one creation order. One Creation Unit consists of [_____] Shares.

(c)	The redemption transaction fee is the same regardless of the number of Creation Units being redeemed pursuant to any one redemption order. One Creation Unit consists of [_______] Shares.

EXAMPLE

This Example is intended to help you compare the cost of investing in Shares with the cost of investing in other investment vehicles.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the relevant Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on the assumptions, your costs would be:

1 YEAR	3 YEARS

$[___]	$[____]

 TAXES

Each Trust will be structured to qualify as a grantor trust under the Internal Revenue Code and as a result investors will be taxed as if they owned a pro rata portion of the assets of the Trust.

See “Tax Considerations” in Part B of the Prospectus for further tax information.

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DISTRIBUTIONS

The Trust’s custodian will credit to the income account maintained for the Trust all dividends and other income received on the Portfolio Securities. The Trust’s custodian will credit to the capital account maintained for the Trust the Portfolio Securities, the proceeds of any sale of Portfolio Securities, and any cash received in connection with settlement of the Currency Hedge Contract.

Distributions from the income account of the Trust are generally made quarterly in the event that dividends accumulated in respect of the Portfolio Securities and other income, if any, received by the Trust exceed Trust fees and expenses accrued since the prior ex-dividend date. The regular quarterly ex-dividend date, if any, for shares of the Trust is the third Friday in each of March, June, September, and December, unless such day is not a Business Day, in which case the ex-dividend date will be the immediately preceding Business Day (the “Ex-Dividend Date”).

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on page [___] of this Prospectus, of ADRPLUS Funds Trust, Series 7, as of [____], 2014, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ADRPLUS Funds Trust, Series 7 as of [____], 2014, in conformity with accounting principles generally accepted in the United States of America.

[___], 2014

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[Financial Statements to Be Inserted by Amendment]

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End of Prospectus Part A

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ADRPLUS Funds Trust

Prospectus Part B

Dated [____], 2014

The prospectus for an ADRPLUS Unit Trust (a “Trust”) is divided into two parts. Part A of the prospectus relates exclusively to a particular Trust or Trusts and provides specific information regarding each Trust’s investment objectives, expenses, financial highlights, income and capital distributions and risk factors and optional features. Part B of the prospectus provides more general information regarding the ADRPLUS FUNDS Trust. You should read both parts of the prospectus and retain them for future reference. Except as provided in Part A of the prospectus, the information contained in this Part B will apply to each Trust.

THE TRUST

Each Fund will be a New York common-law trust and will be structured as a grantor trust for tax purposes. The fiscal year end of each Fund is December 31 unless otherwise noted. The Sponsor and Trustee will enter into Standard Terms and Conditions of Trust that contain terms applicable to the trust document for each Trust, including the provisions related to termination of a Trust. The Sponsor and Trustee will also enter into a Trust Agreement with respect to each Trust that will include provisions particular to that Trust and will incorporate the Standard Terms and Conditions of Trust (the Trust Agreement and the Standard Terms and Conditions of Trust are collectively referred to herein as the “Indenture”). The Indenture can be amended in accordance with its terms.

TRUSTEE

A bank or trust company that is unaffiliated with the Sponsor and The BNY Mellon will act as Trustee. In accordance with the Trust Indenture, the Trustee may enter into service contracts with third parties, including BNY Mellon, pursuant to which those third parties will perform administrative services for a Trust. It is anticipated that BNY Mellon will be appointed custodian for each Trust, but will have no discretion regarding the operation of the Trust.

A Trust may hold ADRs (as defined herein) for which BNY Mellon acts as the depositary bank as well as ADRs issued by other depositary banks. BNY Mellon receives compensation for services as depositary bank, as do all depositary banks providing such services.

“ADRs” as used herein, refers to American Depositary Receipts representing shares of non-U.S. companies that are held in custody by a U.S. depositary bank outside the United States. The term ADR also applies to American Depositary Shares, or ADSs. The ADRs referred to are sponsored ADRs and are registered with the Securities and Exchange Commission on Form F-6. The ADRs referred to herein may be Level 2 or 3 ADRs all of which are listed on a national securities exchange and where the private foreign issuer is a reporting company pursuant to the requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”).

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SPONSOR

The Sponsor has its offices at 350 Main Street, Suite 9, Bedminster, New Jersey 07921-2689. The Sponsor is wholly owned by Precidian Investments LLC, a company that designs and develops next-generation tools for the mutual fund industry, ETF providers and leading financial services institutions, with its offices at 350 Main Street, Suite 9, Bedminster, New Jersey 07921-2689. The Sponsor’s Internal Revenue Service Employer Identification is 47-1505564. The Sponsor, at its own expense, may from time to time provide additional promotional incentives to brokers who sell Trust Shares to the public.

Any termination or resignation of the Sponsor will be effected in compliance with applicable law and the Indenture. Upon a successor Sponsor’s execution of a written acceptance of appointment as Sponsor of the Trust, the successor Sponsor becomes vested with all of the rights, powers, duties and obligations of the original Sponsor.

The following persons serve as officers or managers of the Sponsor:

Name	Nature of Relationship or Affiliation with Sponsor
Daniel J. McCabe	President and Principal Executive Officer
Mark S. Criscitello	Chief Operating Officer
J. Stuart Thomas	Secretary
William Cox	Treasurer, Chief Financial Officer and Principal Financial Officer

The principal business address for each of the officers and members listed above is c/o Precidian ADRs LLC, 350 Main Street, Suite 9, Bedminster, New Jersey 07921-2689. None of the officers listed above either directly or indirectly owns, controls or holds with power to vote any of the outstanding limited liability company interests of the Sponsor. All of the outstanding limited liability company interests of the Sponsor are owned by Precidian Investments LLC. None of the managers or officers of the Sponsor listed above owns, controls or holds with the power to vote any of the outstanding Units of the Trust.

Name	Business Experience
Daniel J. McCabe	Chief Executive Officer, Precidian Funds LLC (2011 to present); Chief Executive Officer, Precidian Investments LLC (2007 to present).
Mark S. Criscitello

Chief Financial Officer, Precidian Funds LLC (2011 to present); Chief Financial Officer, Precidian Investments LLC (2007 to present); Chief Operating Officer and Chief Financial Officer, Clearance and Execution Division, Bear Hunter (1999 to 2007).

J. Stuart Thomas	Secretary, Precidian Funds LLC (2011 to present); Principal, Precidian Investments LLC (2005 to present).
William Cox	Director, Principal Financial Officer, Foreside Management Services LLC (May 2013 to present); Department Head Vice President, Fund Administration, State Street Corp. (1997 to 2012).

LICENSES

As directed by the Indenture, the Trustee will enter into license agreements with BNY Mellon and the Sponsor to license certain intellectual property owned or licensed by those entities. The license granted the Trusts by BNY Mellon will permit each Trust to use the names “BNY Mellon ADRPLUS”, “BNY Mellon” and “ADRPLUS” and to utilize certain intellectual property developed or licensed by BNY Mellon related to the calculation of the notional value of the Currency Hedge Contract. The license granted the Trusts by the Sponsor will permit each Trust to use certain technology relating to the operation of the Trust.

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DISTRIBUTOR

Foreside Fund Services, LLC is the distributor to each Trust (the “Distributor”). The Distributor is a Delaware limited liability company, organized on September 8, 1998 with its principal business address at Three Canal Plaza, Suite 100, Portland, ME 04101. The Distributor’s Internal Revenue Service Employer Identification is ___-_______. The Distributor is a registered broker-dealer (a member of the Financial Industry Regulatory Authority) and will act as the principal underwriter (on an agency basis) of the Creation Units (as defined herein) and will be responsible for transmitting such orders to the transfer agent. In addition, it is anticipated that the Sponsor will contract with the Distributor to supply an individual to act as Chief Compliance Officer for the Trusts, and to provide related compliance program support.

OPERATION OF TRUST AND CURRENCY HEDGE CONTRACT

Upon formation, the Sponsor will cause each Trust to be seeded with Portfolio Securities of a single issue. At that time each Trust will also enter into a Currency Hedge Contract that will minimize the impact of fluctuations in the exchange rate between the U. S. dollar and the foreign currency reflected by the Portfolio Securities. The Currency Hedge Contract will last for the term of the Trust and will provide that the notional amount will vary day to day based upon the value of the Portfolio Securities on the prior Business Day as expressed in U.S. dollars. The Currency Hedge Contract has been structured by the Sponsor to enable each Trust to meet grantor trust status under the Internal Revenue Code.

On each Business Day, the Currency Hedge Contract will be marked to market based on the notional value of the Currency Hedge Contract as of the close of business on the prior Business Day and the change in the value of the local currency in relation to the U.S. dollar from the prior Business Day to the current Business Day. The Exchange Rate will be established by an independent pricing service. This mark to market amount, expressed in U.S. dollars, will be used to calculate a Trust’s NAV.

At least once per month or when the accumulated mark to market payments exceed a threshold specified in the Currency Hedge Contract, either the Trust or the Counter-Party will reduce the mark to market amount approximately to zero by transferring assets to the other party. It is anticipated that, if the Counter-Party owes the Trust money, it will transfer Portfolio Securities to the Trust with a value approximately equal to the mark to market imbalance. If the Trust owes the Counter-Party money, it will transfer U.S. dollars to the Counter-Party. In order to obtain this amount of cash, the Sponsor may instruct the Trust’s custodian to sell Portfolio Securities.

As a result of these mark to market payments, the ratio of Portfolio Securities to Trust Shares will vary over time. For example, upon formation, Trust Shares of a particular Trust may equal one Portfolio Security share. If the mark to market payments would require the Trust to sell Portfolio Securities in order to make a payment to the Counter-Party, each Trust Share would equal less than one Portfolio Security share. Conversely, if mark to market accruals were to require the Counter-Party to transfer Portfolio Securities to the Trust, each Trust Share would represent more than one Portfolio Security share.

The Trust Shares will be issued only in Creation Units consisting of a specified number of Trust Shares with an initial market value of at least $1 million. Trust Shares will be listed on an Exchange (as defined below) and will be traded in the secondary market as individual shares in the same manner as other equity securities. As used herein, “Exchange” means a national securities exchange as defined in Section 2(a)(26) of the Investment Company Act.

Because the Currency Hedge Contract will remain in effect for the entire term of each Trust, it will provide flexibility as to what entities will be Counter-Parties. BNY Mellon, or an affiliate thereof, will be the nominal Counter-Party, but will have the ability to permit all or a portion of the obligations to the Counter-Party to be shared with one or more entities that meet specified financial and regulatory criteria set forth in the Currency Hedge Contract and disclosed in each Trust’s prospectus.

Neither BNY Mellon nor any other Counter-Party will receive any compensation from the Trusts in connection with any Currency Hedge Contract. However each Counter-Party may incur profits or losses as a result on their obligations under the Currency Hedge Contract and any related investments they make to manage such risk.

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CAPITAL STRUCTURE AND VOTING RIGHTS

Each Trust will have one class of Shares. Each shareholder will have one vote per Trust Share with respect to matters regarding the Trust for which a shareholder vote is required, consistent with the requirements of the Investment Company Act and the rules promulgated thereunder and relevant New York law.

Trust Shares will be registered in book-entry form only and the Trusts will not issue individual Trust Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee, will be the record or registered owner of all outstanding Trust Shares. DTC is a wholly-owned subsidiary of The Depository Trust and Clearing Corporation (“DTCC”). DTCC operates its clearing and settlement businesses through several operating subsidiaries, including DTC, Fixed Income Clearing Corporation and National Securities Clearing Corporation (“NSCC”).

Beneficial ownership of Trust Shares (owners of such beneficial interest, sometimes referred to herein as “Beneficial Owners”) will be shown on the records of financial institutions. Beneficial Owners will exercise their rights in Trust Shares indirectly through DTC or DTC participants consisting of certain broker-dealers, banks, trust companies and other eligible intermediaries (“DTC Participants”). All references herein to owners or shareholders will reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified. No Beneficial Owner will have the right to receive a certificate representing Trust Shares. Delivery of notices, statements, shareholder reports and other communications from a Trust to Beneficial Owners will generally be at the Trust’s expense through the customary practices and facilities of DTC and the DTC Participants.

The terms of each Indenture will require, upon approval by the SEC, that Beneficial Owners that wish to loan their shares pay a fee to the Sponsor specified in the Indenture. This fee will only be implemented upon approval by the SEC.

STOCK EXCHANGE LISTING

Trust Shares are listed on an Exchange and are traded in the secondary market in the same manner as other equity securities, on an Exchange. Except as permitted by the SEC, no promoter of the Trusts, principal underwriter or distributor of the Trusts or affiliated person of the Trust or any affiliated person of such person will be either (i) a “Participating Party” (namely, a broker or other participant in the Continuous Net Settlement System of the NSCC, or a clearing agency registered with the Commission and affiliated with the DTC) or (ii) a DTC Participant, which, in either case, has executed a “Participant Agreement” with the Distributor with respect to the purchase and redemption of Creation Units ((i) and (ii) collectively, the “Authorized Participant”). Neither the Distributor nor any other affiliated person of the Trusts, their promoter or principal underwriter will maintain a secondary market in Trust Shares (other than Authorized Participants who may be “affiliates” of a Trust pursuant to Section 2(a)(3)(A) and Section 2(a)(3)(C) of the Investment Company Act solely as a consequence of beneficial ownership of 5% or more of the Trust’s voting shares).

It is expected that each Exchange on which Shares are listed will appoint one or more market makers or designated liquidity providers to the Trust Shares, in accordance with its trading practices and rules.

PURCHASING SHARES

Orders and Valuation of a Trust

Each Trust issues Shares in multiples of Creation Units through the Distributor on a continuous basis at NAV.   A Trust will issue Shares only at the NAV per Share next determined after an order in proper form is received.  The Trust will sell and redeem Shares on each Business Day and will not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption for more than seven days, other than as provided by Section 22(d) of the Investment Company Act. The term “Business Day” refers to any day the New York Stock Exchange (“NYSE”) is open for business.

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Shares may be purchased in multiples of Creation Units from a Trust by any Authorized Participant for its own account or for the account of a customer.  Settlement of Portfolio Securities will be made through DTC and of cash by wire transfer. The Distributor will furnish acknowledgements to those placing such orders that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form, as described in a Trust’s prospectus (“Prospectus”).

The NAV of each Trust is expected to be determined once each Business Day at a time specified in the Trust’s Prospectus, currently anticipated to be as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern time) (the “Valuation Time”).  Each Trust will establish a cut-off time (“Order Cut-Off Time”) for purchase orders in proper form.

To initiate a purchase of Shares, a DTC Participant must submit to the Distributor an irrevocable order to purchase such Shares after the most recent prior Valuation Time but not later than the Order Cut-Off Time.  The Order Cut-Off Time for a Trust may be its Valuation Time, or may be prior to the Valuation Time if the Sponsor and Trust’s transfer agent determine that an earlier Order Cut-Off Time for purchase of Shares is necessary and is in the best interests of Trust shareholders.

Creation and Redemption Fees

A transaction fee is payable to the Trust’s transfer agent in connection with each purchase and each redemption (the “Creation/Redemption Fee”), in large part to defray the settlement costs incurred by the transfer agent and custodian in processing securities deposited into or withdrawn from the Trust. Such Creation/Redemption Fee is non-refundable. The Creation/Redemption Fee charged will not exceed $250 per creation or redemption. The Creation/Redemption Fee may subsequently be changed by the Trust’s transfer agent upon the consent of the Sponsor. The amount of the Creation/Redemption Fee (including any variations in the amount and the method of calculating the Creation/Redemption Fee) will be disclosed in the Prospectus for each Trust. Any changes in the amount of the Creation/Redemption Fee will be effected by a notice contained in an amendment to the Prospectus. All variations in the amount of the Creation/Redemption Fee will be imposed in compliance with the provisions of Rule 22d-1, as if it were a sales load, and combined with the Deferred Sales Charge (as defined below) for purposes of calculation of maximum fees.

Sales Load

The Trusts will not impose any immediate sales charge upon sale of Trust Shares other than the Creation/Redemption Fees described above. In lieu of a sales load, the Trust will pay an annualized distribution and marketing fee (“Marketing Fee”) designed to reimburse the Trustee, Sponsor and other marketing agents, which could be BNY Mellon, for listing fees, advertising and promotional expenses, and to pay the fees of the Distributor related to distribution.

The amount of the Marketing Fee will be disclosed in the Prospectus for each Trust Share in a table as required by Form N-1A relating to sales charges, modified as appropriate to reflect the differences between unit investment trusts and open-end management companies.

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Purchases of Shares — Secondary Market

The price for Trust Shares purchased in the secondary market will be based on current market prices. No sales are made to brokers or dealers at a concession. Transactions involving the sale of Trust Shares are subject to customary brokerage commissions and charges.

Distributor

The Distributor is responsible for delivering a Prospectus to those persons purchasing Creation Units. The Distributor maintains records of both the orders placed with it for the purchase of Creation Units and the confirmations of acceptance issued by it. In addition, the Distributor maintains a record of the instructions given to implement delivery of Creation Units in response to orders placed with it. The Distributor may also provide certain other administrative services, such as those related to state securities law compliance. The Distributor is a registered broker-dealer and a member of FINRA. The Trust pays the Distributor for its services an annual fee. Payment of that fee will be made out of the Marketing Fee.

Placement of Creation Unit Purchase Orders

To be eligible to place orders with the Distributor to purchase Creation Units, an entity or person must be an Authorized Participant. All orders to purchase Creation Units must be placed in multiples of Creation Unit sizes. All orders to purchase Creation Units must be received by the Distributor by no later than Order Cut-Off Time (as defined below), in each case on the date such order is placed in order for the purchase of Creation Units to be effected based on the net asset value of the Trust as determined on such date. The “Order Cut-Off Time” is the closing time of the regular trading session on the Exchange (expected ordinarily to be 4:00 p.m. New York time). The date on which a purchase order (or order to redeem as discussed below) is placed is herein referred to as the “Transmittal Date”. Orders must be transmitted by telephone or other transmission method acceptable to the Distributor and Trust’s transfer agent, pursuant to procedures set forth in the Participant Agreement. Severe economic or market changes or disruptions, or telephone or other communication failure, may impede the ability to reach the Trust’s transfer agent, the Distributor, a Participating Party, or a DTC Participant.

Rejection of Purchase Orders for Shares

The Distributor will reject any order to purchase Creation Units that is not submitted in proper form. In addition, the Distributor may reject a purchase order transmitted to it by the Distributor if (1) the depositor or group of depositors, upon obtaining the Trust Shares ordered, would own eighty percent (80%) or more of the outstanding Trust Shares, (2) the Creation Deposit is determined not to be in proper form, (3) the acceptance of the Creation Deposit would have certain adverse tax consequences, (4) the acceptance of the Creation Deposit would, in the opinion of counsel, be unlawful, (5) the acceptance of the Creation Deposit would otherwise, in the discretion of the Distributor, have an adverse effect on the Trust or the rights of Beneficial Owners, or (6) there exist circumstances outside the control of the Distributor or Trust’s transfer agent and that make it for all practical purposes impossible to process

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purchases of Creation Units. Examples of such circumstances include acts of God or public service or utility problems such as fires, flooding, extreme weather conditions and power outages resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, the Sponsor, the Trustee, the Trust’s transfer agent the Distributor, DTC or any other participant in the purchase process, and similar extraordinary events.

Payment for Trust Shares

Payment with respect to purchase orders placed through the Distributor will be made by the “in-kind” deposit of a specified number of Portfolio Securities for the particular Trust (referred to as the “Deposit Securities”) with the Trust’s custodian, together, in most cases, with a cash payment (“Cash Component”) in an amount equal to the difference between the value of the Deposit Securities and that day’s NAV. The Deposit Securities and the Cash Component are collectively referred to herein as a “Creation Deposit”. The Cash Component consists of two amounts: (i) cash less expenses of the Trust; and (ii) unsettled mark to market accruals on the Currency Hedge Contract. Payments made with respect to cash and expenses of the Fund are paid and received by the Fund. Payments made with respect to mark to market accruals on the Currency Hedge Contract are paid and received by the Counter-party to the Currency Hedge Contract. In connection with an order to purchase Creation Units on any given day, the Cash Component may be a positive or negative amount. If the Cash Component is a positive amount, the purchaser of Creation Units will pay the Custodian the amount of the Cash Component. Depending upon the composition of the Cash Component, the Custodian will deposit all or a portion of the Cash Component with the Trust or all or a portion of the Cash Component with the Currency Hedge Contract Counter-party. If the Cash Component is a negative amount, depending upon the composition of the Cash Component, the Trust and/or the Currency Hedge Contract Counter-party will pay the purchaser of the Creation Units the Cash Component. If the Trust lacks sufficient cash to pay the negative amount, the Trust’s custodian may either sell Portfolio Securities sufficient to make the payment or advance Trusts to the Trust and recover the advance at a later time.

The determination of the number of shares of a Portfolio Security comprising the Deposit Securities, as well as the calculation of the elements of the Cash Component of the Creation Deposit will be made by the Fund Administrator, whose determination is final and binding.

REDEEMING SHARES

Trust Shares in Creation Unit size aggregations are ordinarily redeemable in kind only and are not redeemable for cash except under certain circumstances. Creation Units may be redeemed by submitting a request for redemption to the Trust’s transfer agent in the manner specified below. Beneficial Owners of Trust Shares may sell Trust Shares in the secondary market, but must accumulate enough Trust Shares to constitute a Creation Unit in order to redeem through the Trust. Trust Shares can be redeemed only when Creation Unit size aggregations are owned by a Beneficial Owner and held in the account of a single Authorized Participant. Trust Shares will remain outstanding until redeemed or until the termination of the Trust.

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Requests for redemptions of Creation Units may be made on any Business Day to the Trust’s transfer agent. Requests for redemptions shall not be made to the Distributor. In case of redemptions the Creation/Redemption Fee will be deducted from the amount delivered to the redeemer or added to the amount owed by the redeemer to the Trustee on behalf of the Trust, as applicable. In all cases, the tender of Creation Units for redemption and distributions to the redeemer (or payments to the Trust, as applicable) in respect of Creation Units redeemed is effected through DTC and the relevant DTC Participant(s) to the Beneficial Owner thereof as recorded on the book entry system of DTC or the relevant DTC Participant, as the case may be.

A Trust’s custodian transfers to the redeeming Beneficial Owner via DTC and the relevant DTC Participant(s) the Portfolio Securities for each Creation Unit delivered, (1) on the third Business Day after a request for redemption is deemed received by the Trust’s transfer agent as described below or (2) on the date that notice of the termination of the Trust is given, in the case of the termination of the Trust. Each redemption also includes a cash amount, the “Cash Redemption Amount”, which is either paid or received by the redeemer. On any given Business Day, the Cash Redemption Amount is typically an amount identical to the amount of the Cash Component and is equal, on a per Creation Unit basis, to the difference between the value of the Portfolio Securities delivered in the redemption to the redeemer and the Trust’s NAV on that day. As with the Cash Component, the Cash Redemption Amount consists of (i) cash less expenses of the Fund; and (ii) accrued but unpaid mark to market amounts on the Currency Hedge Contract. If the Cash Redemption Amount has a positive value, the Trust’s Custodian will transfer payment thereof via the relevant DTC Participant(s) to the redeeming Beneficial Owner. Conversely, if the Cash Redemption Amount has a negative value, such Beneficial Owner is required to deliver payment thereof via the relevant DTC Participant(s) to the Trust Custodian. Depending upon the composition of the Cash Redemption Amount, payments will be made and received by the Fund and/or the Currency Hedge Contract Counter-party.

The Trust’s custodian on behalf of the Trust will transfer the Cash Redemption Amount (if required) and the securities to the redeeming Beneficial Owner by the third Business Day following the date on which the request for redemption is deemed received. In cases in which the Cash Redemption Amount is payable by the redeemer to the Trust, the redeeming Beneficial Owner (via DTC and the relevant DTC Participant(s)) is required to make payment of such cash amount by the third Business Day following the date on which the request for redemption is deemed received. The Trust’s transfer agent will cancel all Shares delivered upon redemption.

CONTINUOUS OFFERING OF SHARES

Trust Shares are offered continuously to the public by each Fund through the Distributor. Because new Trust Shares can be created and issued on an ongoing basis, at any point during the life of a Fund, a “distribution”, as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons are cautioned that some of their activities may result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus-delivery and liability provisions of the Securities Act.

Dealers who are not “underwriters” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Trust Shares that are part of an “unsold allotment” within the meaning of Section 4(a)(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(a)(3) of the Securities Act.

The Sponsor intends to qualify the Shares in states selected by the Sponsor and through broker-dealers who are members of the Financial Industry Regulatory Authority. Investors intending to create or redeem Creation Units in transactions not involving a broker-dealer registered in such investor’s state of domicile or residence should consult their legal advisor regarding applicable broker-dealer or securities regulatory requirements under the state securities laws prior to such creation or redemption.

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DETERMINATION OF NET ASSET VALUE

The NAV per Trust Share for each Fund is computed by dividing the value of net assets (i.e., the value of the Fund’s total assets less total liabilities) by the Fund’s total number of Trust Shares outstanding. In computing a Fund’s NAV per Trust Share, the Fund’s securities are generally valued based on their closing sale price. On each Business Day, the Currency Hedge Contract will be marked to market based on the notional value of the Currency Hedge Contract as of the close of business on the prior Business Day and the change in the value of the local currency in relation to the U.S. dollar from the prior Business Day to the current Business Day. The Exchange Rate will be established by an independent pricing service. This mark to market amount, expressed in U.S. dollars, will be used to calculate a Trust’s NAV.

DISTRIBUTIONS

The Trust’s custodian will credit to the income account maintained for the Trust all dividends and other income received on the Portfolio Securities. The Trust’ custodian will credit to the capital account maintained for the Trust the Portfolio Securities, the proceeds of any sale of Portfolio Securities, and any cash received in connection with settlement of the Currency Hedge Contract.

Distributions from the income account of the Trust are generally made quarterly in the event that dividends accumulated in respect of the Portfolio Securities and other income, if any, received by the Trust exceed Trust fees and expenses accrued since the prior ex-dividend date. The regular quarterly ex-dividend date, if any, for shares of the Trust is the third Friday in each of March, June, September, and December, unless such day is not a Business Day, in which case the ex-dividend date will be the immediately preceding Business Day (the “Ex-Dividend Date”). The Fund may make special distributions from the Income Account at any time.

Distributions from the capital account of each Trust shall be made quarterly if the cash balance of the capital account on the Ex-Dividend Date is at least $0.03 per Share. Beneficial Owners as reflected on the records of DTC and the DTC Participants on the second Business Day following the Ex-Dividend Date (the “Record Date”) are entitled to receive the amount distributed, if any, from the income account and capital account. For the purposes of such distributions, amounts are calculated at least to the nearest 1/100th of $0.01 per Share.

No distributions from the income account of any Trust will be made in any quarter if the aggregate distribution would be less than 5/100ths of one percent (0.05%) of the net asset value of the Trust as of the Friday in the week immediately preceding the Ex-Dividend Date and no distribution from the capital account will be made in any quarter if the aggregate amount for distribution in such account is less than $0.03 on the Ex-Dividend Date. When distributions are made by the Trust, payment is made on the specified number of Business Days following each Ex-Dividend Date (the “Distribution Date”) as disclosed in the Prospectus for the Trust. Distribution payments are made through DTC and the DTC Participants to Beneficial Owners then of record with Trusts received from the Trustee.

The Sponsor reserves the right to vary the frequency with which distributions, if any, are to be made from a Trust (e.g., from quarterly to semi-annually) if it is determined by the Sponsor, in its discretion, that such a variance would be advisable to facilitate compliance with the rules and regulations applicable to registered investment companies or would otherwise be advantageous to the Trust. In addition, the Sponsor reserves the right to change the regular Ex-Dividend Date for Trust Shares to another regular date if it is determined by the Sponsor, in its discretion, that such a change would be advantageous to the Trust. Notice of any such variance (which notice shall include changes to the Record Date, the Ex-Dividend Date and the Accumulation Period resulting from such variance) shall be provided to Beneficial Owners via DTC and the DTC Participants.

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OPERATIONAL FEES AND EXPENSES

Each Trust will pay the Trustee a fee calculated as a percentage of the net asset value of the Trust, such percentage amount to vary depending on the net asset value of the Trust. In addition, each Trust will pay fees to the Sponsor as Evaluation Agent, fees to other service providers, license fees to BNY Mellon and to the Sponsor for use of certain intellectual property, Marketing Fees, organizational and product development costs. Fees are computed on each Business Day on the basis of the net asset value of the Trust on such day and the amount thereof is accrued daily and paid monthly.

Trustee fees and other fees and expenses are first paid from the income account of the Trust, out of income received by a Trust in the form of dividends and other distributions on the Portfolio Securities. However, Trust income may be insufficient to cover Trust fees and expenses. In such circumstances, the Trust’s custodian will apply any cash on hand in the capital account of the Trust and, if that is insufficient, sell Portfolio Securities in an amount sufficient to pay the balance of the accrued fees and expenses.

INVESTMENT RISKS

Equity Risk. An investment in a Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers may become impaired or that the general condition of the stock market may deteriorate, either of which may cause a decrease in the value of Portfolio Securities and thus in the value of Shares. Equity securities and therefore Depositary Receipts and Foreign Ordinaries are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. The term “Foreign Ordinary” refers to common or ordinary shares of a company that is domiciled outside of the United States. All of the Foreign Ordinaries that will be Portfolio Securities are registered with the SEC under the Exchange Act to permit trading on a national securities exchange in the United States and are subject to periodic reporting requirements under the Exchange Act. These investor perceptions are based on various unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic and banking crises.

Currency Risk. The underlying securities of the Trust’s Portfolio Securities are denominated or quoted in currencies other than the U.S. dollar. Changes in foreign currency exchange rates affect the value of a Trust’s Portfolio Securities. Generally, when the U.S. dollar rises in value against a foreign currency, a security denominated in that currency loses value because the currency is worth fewer U.S. dollars. Conversely, when the U.S. dollar decreases in value against a foreign currency, a security denominated in that currency gains value because the currency is worth more U.S. dollars. This risk, generally known as “currency risk,” means that normally a strong U.S. dollar will reduce returns for U.S. investors while a weak U.S. dollar will increase those returns. The Trusts will hedge their currency risk, as described in this Prospectus.

Swap Risk. In order to hedge currency risk, each Trust enters into a Currency Hedge Contract. Such transactions are subject to market risk, risk of default by the other party to the transaction, known as “counterparty risk,” and risk of imperfect correlation between profit or loss on the Currency Hedge Contract and the underlying currency exchange rate. The Currency Hedge Contract does not involve the delivery of the underlying currencies. Accordingly, the risk of loss with respect to swaps generally is limited to the net amount of payments that the Trust is contractually obligated to make, or in the case of the other party to a swap defaulting, the net amount of payments that the Trust is contractually entitled to receive. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid, however there is no guarantee that the swap market will continue to provide liquidity.

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Counterparty Risk. Changes in the credit quality of the companies that serve as the Trusts’ counterparties with respect to swaps will affect the value of those instruments. By using swaps, the Trusts assume the risk that its counterparties could experience financial hardships. In the event of the insolvency of a counterparty, the Trusts may sustain losses or be unable to liquidate a swap position. Counterparty risk may be somewhat mitigated by the fact that mark-to-market payments are made at least monthly and sooner if the mark-to-market amount exceeds _% of the notional amount of the Currency Hedge Contract.

Foreign Market Risk. Since Foreign Ordinaries trade on foreign exchanges at times when the U.S. markets are not open for trading, the value of the Portfolio Securities may change materially at times when the U.S. markets are not open for trading, regardless of whether there is an active U.S. market for Shares.

Liquidity Risk. There can be no assurance that a market for Portfolio Securities will be made or maintained or that any such market will be or remain liquid. The price at which Shares may be sold and the value of the Shares will be adversely affected if trading markets for the securities are limited or absent or if bid/ask spreads are wide.

Non-Diversification Risk. Each Trust holds Portfolio Securities of only one particular issuer. As a result, a Trust is more susceptible to any single economic, political, market or regulatory event than an investment company that is broadly diversified across issuers.

Unit Investment Trust Risk. Each Trust is a unit investment trust registered under the Investment Company Act and is not a managed Trust. Traditional methods of investment management for a managed Trust typically involve continuing evaluation and changes to a portfolio of securities on the basis of economic, financial and market analyses. The Trust will not under normal circumstances purchase Portfolio Securities and will generally only sell Portfolio Securities in order to satisfy mark to market obligations under the Currency Hedge. Because no attempt is made to “manage” a Trust in the traditional sense, the adverse financial condition of the underlying issuer will not be the basis for the sale of its securities from a Trust’s portfolio.

Foreign Limitation Risk. A Participating Party’s ability to acquire Portfolio Securities may be limited if such acquisition would cause any foreign ownership limits for the Foreign Ordinaries to be exceeded. If this were to happen, it is possible that a Participating Party’s ability to create Shares may be adversely affected.

Fluctuation of Net Asset Value and Market Value. The NAV of the Shares will fluctuate with changes in the market value of the Portfolio Securities foreign currency exchange rates. The market prices of Shares will fluctuate in accordance with changes in NAV and supply and demand in the secondary market. The Sponsor cannot predict whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related, but not identical to, the same forces influencing the prices of the Portfolio Securities and currency exchange rates at any point in time. However, given that Shares can be created and redeemed

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in Creation Units, the Sponsor believes that large discounts or premiums to the NAV of Shares should not be sustained.

Trading Halts. Trading in Shares on NYSE/Acra may be halted due to market conditions or for reasons that, in the view of NYSE/Acra, make trading in Shares inadvisable. In addition, trading in Shares on NYSE/Acra is subject to trading halts caused by extraordinary market volatility pursuant to NYSE/Acra “circuit breaker” rules.

De-Listing from NYSE/Acra. There can be no assurance that the requirements of NASDAQ necessary to maintain the listing of Shares of any Trust will continue to be met or remain unchanged. NASDAQ will remove the Shares from listing and trading upon termination of a Trust.

TAX CONSIDERATIONS

The following discussion sets forth certain material U.S. Federal income tax consequences of ownership and disposition of Shares of a Trust. This section is current as of the date of this prospectus. There can be no assurance that the tax laws or interpretations affecting an investment in Shares will not change (or that any such change will not be retroactive). This summary does not describe all of the tax consequences to all taxpayers. For example, except as specifically provided below, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section may not describe your state, local or foreign tax consequences.

There is no assurance that the Internal Revenue Service (“IRS”) will not disagree with the conclusions set forth in this section. As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status

The Trust is considered a “grantor trust” under federal tax laws. If the Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, and if the Trust in fact qualifies and continues to qualify as a grantor trust for federal income tax purposes, the Trust will not be taxed as a corporation, but rather, it will be disregarded for federal income tax purposes. As a Shareholder, you will be treated as the owner of a pro rata portion of each of the Trust’s assets, and you will be considered to have received a pro rata share of income from the Trust’s assets when such income would be considered to be received by you if you directly owned such assets. Generally, the cash distributed by the Trust to you is the net of cash income and expenses reported. There may be circumstances under which you are required to recognize income with respect to Trust assets in a year even if you do not receive a corresponding distribution from the Trust (or do not receive a corresponding distribution from the Trust until a later year).

The income from Trust assets that is reportable by you is not reduced by amounts used to pay expenses of the Trust. Instead, expenses are separately reported based on a percentage of distributions.

The grantor trust structure is a widely held fixed investment trust (“WHFIT”), and falls under what is commonly referred to as the WHFIT regulations.

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Trust Assets

The Trust is expected to hold the Portfolio Securities plus the Currency Hedge Contract. It is possible that the Trust will hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this Section.

Trust Income

Dividends received by the Trust are generally taxed to individual Shareholders at the same federal income tax rates that apply to long-term capital gains (maximum 20%, under current law), provided the dividends are qualifying dividends and certain holding period requirements are satisfied. Dividends that do not meet these requirements are generally taxed at ordinary income rates (maximum 39.6% under current law). An additional 3.8% Medicare Contribution Tax may also apply to dividends, depending on whether the adjusted gross income of the Shareholder reaches a prescribed income threshold. The Trust will provide notice to Shareholders of the amount of dividends which may be taken into account as qualified dividends.

A corporation that owns Shares generally will not be entitled to the dividends receive deduction with respect to any dividends received by the Trust, because the dividends received deduction is generally not available for dividends received from most foreign corporations.

Code Section 988 provides special rules are for foreign currency swaps, such as the Currency Hedge Contract. Under Section 988, gains and losses in connection with the Currency Hedge Contract, if any, will be treated as ordinary income or loss.

Limitations on the Deductibility of Trust Expense

Generally, for federal income tax purposes, you must take into account your full pro rata share of your Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense.

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You may be required to treat some or all of the expenses of the Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income. Some individuals may also be subject to the phase-out of itemized deductions, depending upon their income.

Your Tax Basis and Income or Loss upon Disposition

If the Trust disposes of its assets, you will generally recognize gain or loss. If you dispose of your Shares or redeem your Shares for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust asset by apportioning the cost of your Shares, including sales charges, among the Trust assets ratably according to their values on the date you acquire your Shares. In certain circumstances, however, you may have to use information provided by the Trustee to adjust your tax basis after you acquire your Shares. The Trust provides basis information in the form of factors provided under the WHFIT regulations. Cost basis reporting will treat each security included in the portfolio of the Trust as a separate item.

If you are an individual, the maximum marginal federal tax rate for net long-term capital gain is generally 20% (0% for certain taxpayers in the 10% or 15% tax brackets). An additional 3.8% “Medicare tax” may also apply to gain from the sale of Shares of a Trust, depending on whether the adjusted gross income of the Shareholder reaches a prescribed income threshold.

Net long-term capital gains for a taxable year equals the excess of the long-term capital gains over the short-term capital losses for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Shares to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

Backup Withholding

“Backup withholding” will apply to dividends, capital gain distributions, redemptions and sales of Trust Shares unless the Shareholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b)  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The rate of such backup withholding is currently 28%. The amount of any backup withholding from a payment to a Shareholder will be allowed as a credit against the Shareholder’s U.S. federal income tax liability and may entitle such holder to a reTrust from the IRS, provided that the required information is furnished to the IRS.

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CODE OF ETHICS

The Trust and the Sponsor will adopt a code of ethics under Rule 17j-1 of the Investment Company Act regarding personal securities transactions by employees. The code is designed to prevent fraud, deception and misconduct against each Fund and to provide reasonable standards of conduct. The code will be filed with the SEC and a copy (when available) may be obtained by visiting the SEC at the address listed below. The code of ethics is available on the EDGAR Database on the SEC’s internet site at http://www.sec.gov, and a copy may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

LEGAL COUNSEL

Foley & Lardner LLP, 321 N. Clark Street, Suite 2800, Chicago, Illinois 60610, serves as counsel to the Trusts.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements in this Prospectus have been included in reliance upon the report of [______], independent registered public accounting firm, given on the authority of the firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

The Registration Statement, including this prospectus and the exhibits may be reviewed and copied at the SEC’s Public Reference Room (100 F Street, N.E., Washington, D.C. 20549) or on the EDGAR Database on the SEC’s website (http://www.sec.gov). The exhibits include documents such as the Trust Agreement and Indenture, Distribution Agreement and Participant Agreement. Information on the operation of the public reference room may be obtained by calling the SEC at 1-202-551-8090. You may get copies of this and other information after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section of the SEC, Washington, D.C. 20549-0102.

Shareholder inquiries may be directed to the Trusts in writing c/o [address].

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No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer of a Trust’s Shares, and, if given or made, the information or representations must not be relied upon as having been authorized by any Trust. Neither the delivery of this Prospectus nor any sale of Shares will under any circumstance imply that the information herein is correct as of any date after the date of this Prospectus.

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Visit our website:

http://www.[_____].com

Contact us by e-mail:

[_____]@[____].com

Call us:

(800) [___]-[____]

ADRPLUS Funds Trust, Series 7

Securities Act file number: 333-[_____]

Investment Company Act file number: 811-[____]

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UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

S-1

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

The facing sheet.

The prospectus.

The undertaking to file reports.

The signatures.

The Exhibits as listed on page S-4 [To be Filed by Amendment]

S-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, ADRPLUS Funds Trust, Series 7, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, all in the City of Bedminster, and State of New Jersey, on the 10th day of October, 2014.

ADRPLUS FUNDS TRUST, SERIES 7
(Name of Registrant)

By:	PRECIDIAN ADRS LLC (Sponsor)

By:	/s/ Daniel J. McCabe
Daniel J. McCabe, President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

	Name	Title	Date

	/s/ Daniel J. McCabe	President	October 10, 2014
	Daniel J. McCabe	(Principal Executive Officer)

	/s/ William Cox	Chief Financial Officer and Treasurer	October 10, 2014
	William Cox	(Principal Financial and Principal Accounting Officer)

	Precidian Investments LLC	Sole Member of Precidian ADRs LLC	October 10, 2014

By:	/s/ Mark Criscitello
Mark Criscitello
Principal

S-3

Consent of Foley & Lardner LLP

The consent of Foley & Lardner LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1, Exhibit 3.2 and Exhibit 3.3 to the Registration Statement.

Consent of Independent Registered Public Accounting Firm

The consent of [___________________] to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 6.1 to the Registration Statement.

Forms N-8A and N-8B-2

Form N-8A was filed in respect of ADRPLUS Funds Trust (and its series) on October 10, 2014.  Form N-8B-2 was filed in respect of ADRPLUS Funds Trust (and its series) on October 10, 2014.

List of Exhibits

The following exhibits will be filed by amendment:

1.1	Reference Trust Agreement.

1.2	Standard Terms and Conditions of Trust

2.1	Code of Ethics

3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement.

3.2	Opinion of counsel as to Federal income tax status of securities being registered including a consent to the use of its name in the Registration Statement.

3.3	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1	Consent of Independent Registered Public Accounting Firm.

5.1	Form of Distribution Agreement.
6.1	Certificate of Organization of Precidian ADRs LLC.
7.1	Form of License Agreement between Registrant and The Bank of New York Mellon.
7.2	Form of License Agreement between Registrant and Precidian ADRs LLC.
7.3	Form of Participant Agreement.
7.4	Form of Depository Agreement.
8.1	The Code of Ethics of the Trust under Rule 17j-1 under the Investment Company Act.
9.1	Financial Statements of Sponsor.

S-4